Exhibit 99.1

Rectitude Holdings Partners with Pansik Technology Pte Ltd. to Drive Expansion in Renewable Energy Solutions

●	Expects to secure approximately SGD $2.3 million in energy storage equipment sales to Pansik within the next two months

●	Expands business growth channels through strategic partnerships and market diversification

●	Launches a new cooperation model with rental service providers, driving growing interest and collaboration from regional distributors in Thailand and neighboring markets

SINGAPORE, October 27, 2025 – Rectitude Holdings Ltd. (Nasdaq: RECT; the “Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial products, today announced it has signed a partnership agreement with Pansik Technology Pte Ltd. (“Pansik”), a leading provider of construction equipment rental services in Singapore, to promote and expand the deployment of Rectitude’s Super Sun Energy Storage System across Southeast Asia, Australia, and the Middle East. The partnership will officially take effect on November 1, 2025.

This strategic collaboration involves Pansik acting as a rental and leasing partner for Rectitude’s AIMS Series and portable power station products, enabling flexible rental options and wider accessibility for customers in key industries such as construction, shipbuilding, oil refining, and other industrial sectors. Marking an important milestone in Rectitude’s expansion into the renewable energy market, the partnership includes the sale of approximately SGD $2.3 million worth of energy storage equipment to Pansik within the next two months, following Rectitude’s earlier success in securing multiple contracts exceeding SGD $1 million in Thailand earlier this year.

The partnership is expected to accelerate Rectitude’s expansion into new customer segments and regional markets, while further reinforcing the Super Sun brand’s growing reputation for reliable, efficient, and sustainable energy solutions. By leveraging Pansik’s established customer base and market presence, the partnership will drive broader adoption of Rectitude’s energy storage technologies, open new channels for business growth, and attract increasing collaboration from regional distributors in Thailand and neighboring markets. This momentum positions Rectitude to rapidly scale its clean energy business and strengthen its visibility among investors seeking opportunities in Asia’s evolving renewable energy landscape.

“Our development and progress in the green energy sector over the past year has proven that the path we have chosen is leading to success,” said Jian Zhang, Chairman, Chief Executive Officer, and Executive Director at Rectitude. “Our partnership with Pansik not only enhances the market reach of our Super Sun energy storage products but also lays a strong foundation for future collaborations and sustained business growth across the region.”

About Rectitude

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam. For more information, please visit the Company’s website: https://ir.rectitude.com.sg

About Pansik Technology Pte Ltd.

Pansik Technology is a leading provider of construction equipment rental services in Singapore. Established with the mission to support the nation’s growing infrastructure and construction sector, we offer a wide range of high-performance machinery and equipment to meet the diverse demands of our clients. Our extensive fleet, combined with a team of experienced professionals, ensures reliable and efficient solutions that help drive project success.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Rectitude

Investor Relations

Email: ir@rectitude.com.sg

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global